1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 10, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/09/10

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1.	Announcement on 2008/08/14 : Important Resolutions of 1st Extraordinary General Shareholders’ Meeting for the year 2008

2.	Announcement on 2008/08/20 : Discharge of Representatives of Juristic Person Director

3.	Announcement on 2008/08/20 : New Appointment of Representative of Juristic Person Director

4.	Announcement on 2008/08/20 : Replacement of the Company’s President

5.	Announcement on 2008/08/20 : Replacement of the Company’s Chairman

6.	Announcement on 2008/08/20 : Replacement of Representatives of Juristic Person Directors

7.	Announcement on 2008/08/20 : Clarification of the report that Chunghwa plans to buy Chunghwa Investment’s shares and making the company as the arm of investment

8.	Announcement on 2008/08/25 : Clarification of the report of Chunghwa Telecom’s unrealized valuation loss of the foreign derivative contract

9.	Announcement on 2008/08/26 : To announce the major resolutions passed by the board

10.	Announcement on 2008/08/26 : The Board approved the appointment of two new positions for the management

11.	Announcement on 2008/08/26 : Announcement of the capital increase of Chunghwa Telecom Singapore Pte. Ltd.

12.	Announcement on 2008/08/28 : To announce the differences for the first half of 2008 financial statements between ROC GAAP and US GAAP

13.	Announcement on 2008/08/28 : Chunghwa Telecom held investor conference for 1H08 operation results

14.	Announcement on 2008/09/01 : Clarification of the report that Chunghwa plans to invest in PCCW’s HKT in Hong Kong

15.	Announcement on 2008/09/03 : Clarification of the report that Chunghwa plans to provide financial support to First International Telecom

16.	Announcement on 2008/09/09 : Announcement that Chunghwa purchased a piece of land with building from the National Property Administration

17.	Announcement on 2008/09/09 : Announcement of board-approved disposal of a piece of land to its subsidiary, yet abandoned by the counterparty

18.	Announcement on 2008/09/10 : Clarification on the report of the Company’s unrealized valuation loss of the foreign derivative contract

19.	Announcement on 2008/09/10 : Chunghwa Telecom announced its unaudited revenue for August, 2008

20.	Announcement on 2008/09/10 : August 2008 sales

EXHIBIT 1

Important Resolutions of 1st Extraordinary General Shareholders’ Meeting for the year 2008

Date of events: 2008/08/14

Contents:

1. Date of the special shareholders’ meeting: 2008/08/14

2. Important resolutions:

(1) To approve the proposal for conversion of the capital surplus into capital of the Company and issuance of new shares

(2) To approve the proposal for the capital deduction and issuance of cash dividends

3. Any other matters that need to be specified: None

EXHIBIT 2

Discharge of Representatives of Juristic Person Director

Date of events: 2008/08/20

Contents:

1. Date of occurrence of the change: 2008/08/20

2. Name of juristic-person director/ supervisor:

Ministry of Transportation and Communications

3. Name and resume of the replaced person:

(1) Lo-Ming Chung; the Executive Vice President of China Steel Corporation; Master of Business Administration from Arizona State University.

(2) An-Jye Huang; CEO of Accton Technology Corporation; Master of computer science from Stevens Institute of Technology.

4. Name and resume of the replacement: Yet to be appointed

5. Reason for the change: resign and discharge from current position

6. Original term (from                      to                     ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: None

8. Any other matters that need to be specified: None

EXHIBIT 3

New Appointment of Representative of Juristic Person Director

Date of events: 2008/08/20

Contents:

1. Date of occurrence of the change: 2008/08/20

2. Name of juristic-person director/ supervisor:

Ministry of Transportion and Communications

3. Name and resume of the replaced person:

Yu-Huei Jea; Senior Counselor of the MOTC; Ph.D. in electrical engineering from the University of Texas at Austin.

4. Name and resume of the replacement: Dah-jan Chiou; Director of General Affairs Department of MOTC; Ph. D. in Land Economics from National Chengchi University

5. Reason for the change: Being replaced in accordance with the provisions set forth in Article 27 of Company Act.

6. Original term (from                      to                     ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: 2008/08/20

8. Any other matters that need to be specified: To fill the vacant position of previous director, Yu-Huei Jea, who was retired and discharged from the position on 2008/07/24.

EXHIBIT 4

Replacement of the Company’s President

Date of events: 2008/08/20

Contents:

1. Date of the board of directors resolution or date of occurrence of the change: 2008/08/20

2. Name and resume of the replaced general manager:

Shyue-Ching Lu, the replaced President of Chunghwa Telecom, has ever served as the Deputy Director General of DGT and a regulator at the Department of Posts and Telecommunications of MOTC.

3. Name and resume of the new general manager:

Shaio-Tung Chang, the new President of Chunghwa Telecom, has ever served as Executive Vice President of the Company and the head of the Company’s Mobile Business Group. He holds a Master’s Degree in Business Administration from the National Chiao Tung University.

4. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new appointment”): position adjustment

5. Reason for the change: new replacement

6. Effective date of the new appointment: 2008/08/20

7. Any other matters that need to be specified: none

EXHIBIT 5

Replacement of the Company’s Chairman

Date of events: 2008/08/20

Contents:

1. Date of the board of directors resolution or date of occurrence of the change: 2008/08/20

2. Name and resume of the replaced chairman:

Tan Ho Chen, the replaced Chairman of Chunghwa Telecom, has ever served as Executive Vice Minister of the MOTC. He holds a Master Degree from Virginia Polytechnic Institute & State University.

3. Name and resume of the new chairman:

Shyue-Ching Lu, the new chairman of Chunghwa Telecom, has ever served as President of the Company, the Deputy Director General of DGT and a regulator at the Department of Posts and Telecommunications of MOTC.

4. Type of the change (please enter: “resignation”, “position adjustment”, “conge”, “tenure expired” or “new appointment”): conge & new appointment.

5. Reason for the change: reelection

6. Effective date of the new appointment: 2008/08/20

7. Any other matters that need to be specified: none

EXHIBIT 6

Replacement of Representatives of Juristic Person Directors

Date of events: 2008/08/20

Contents:

1. Date of occurrence of the change: 2008/08/20

2. Name of juristic-person director/ supervisor:

Ministry of Transportation and Communications

3. Name and resume of the replaced person:

Tan Ho Chen; Chairman of Chunghwa Telecom;

Master from Virginia Polytechnic Institute & State University.

4. Name and resume of the replacement: Shaio-Tung Chang; new appointed President of Chunghwa Telecom; Master in Business Administration from the National Chiao Tung University.

5. Reason for the change: Being replaced in accordance with the provisions set forth in Article 27 of Company Act.

6. Original term (from                     to                     ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: 2008/08/20

8. Any other matters that need to be specified: None

EXHIBIT 7

Clarification of the report that Chunghwa plans to buy Chunghwa Investment’s shares and making the company as the arm of investment

Date of events: 2008/08/20

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/08/20

3. Content of the report: Chunghwa plans to buy CHI’s shares and making the company as the arm of investment.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

The overall arrangement regarding investment matter is a material strategy; it has to be discussed in the board meeting.

Currently, the company has no comment in this regard.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 8

Clarification of the report of Chunghwa Telecom’s unrealized valuation loss of the foreign derivative contract

Date of events: 2008/08/23

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/08/23

3. Content of the report: Chunghwa Telecom’s unrealized valuation loss of the foreign derivative contract.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

Accumulated mark to market unrealized valuation loss of the foreign derivative contract the Company entered into in September 2007 was NT$3.11bn as the end of July 2008. The calculation for valuation is based on factors which include spot, volatility of exchange rate, interest rate spread, strike price and residual tenor of the contract. Chunghwa reports the market to market unrealized valuation loss every month with its monthly revenue disclosure.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

To announce the major resolutions passed by the board

Date of events: 2008/08/26

Contents:

1. Date of occurrence of the event: 2008/08/26

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The 11th Meeting of the 5th Term Board of Directors approved following resolutions:

(1) To conduct earning distribution of 2008 in cash, capital increase from earning and capital surplus at the same time and authorize the chairman to set up a record date for stock and cash dividend distribution

(2) Financial statement and audit report of 1H 2008 audited by accountant

(3) To develop and build office building where Chunghwa’s DunNan outlet is located

(4) To increase capital of Chunghwa Telecom Singapore Pte. Ltd.

(5) To participate in the capital increase of Taipei Financial Center Co. on a pro rata basis in 2008

(6) To establish overseas offices in Beijing and Shanghai

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 10

The Board approved the appointment of two new positions for the management

Date of events: 2008/08/26

Contents:

1. Date of occurrence of the event: 2008/08/26

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The 11th Meeting of the 5th Term Board of Directors approved the appointment of 2 new positions for the management as follows:

(1) Yen-Sung Lee as a Senior Vice President of the Company.

(2) Hsiu-Gu Huang as an Executive Vice President and Manager of Enterprise Business Group.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 11

Announcement of the capital increase of Chunghwa Telecom Singapore Pte. Ltd.

Date of events: 2008/08/26

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Chunghwa Telecom Singapore Pte. Ltd.

2. Date of occurrence of the event: 2008/08/26

3. Volume, unit price, and total monetary amount of the transaction:

Total monetary amount of the transaction: NT$3,300mn.

4. Counterpart to the trade and its relationship to the Company

(if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Chunghwa Telecom Singapore Pte. Ltd.; Subsidiary

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Periodic payments; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Rights issue; S$1/share; Board of Directors.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):

NT$3,500mn; 100%; None

12. Current ratio of long or short term securities investment

(including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement:

7.12% of total assets; 9.06% of total shareholder’s equity;

NT$45,303mn

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition:

To explore international telecom business

15. Net worth per share of company underlying securities acquired or disposed of: N/A

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A

18. Any other matters that need to be specified: None

EXHIBIT 12

To announce the differences for the first half of 2008 financial statements between ROC GAAP and US GAAP

Date of events: 2008/08/28

Contents:

1. Date of occurrence of the event: 2008/08/28

2. Cause of occurrence: To announce the differences for the first half of 2008 financial statements between ROC GAAP and US GAAP.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese): Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd.

(or the “Company”) reported consolidated net income attributable to shareholders of the parent of NT$23,230,513 thousand, earnings per share of NT$2.43 for the first half of 2008, and equity attributable to shareholders of the parent of NT$374,985,648 thousand as of June 30, 2008. Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income attributed to shareholders of the parent of NT$22,677 million, earnings per share of NT$2.37 for the first half of 2008 and equity attributable to shareholders of the parent of NT$302,013 million as of June 30, 2008. The differences between ROC GAAP and US GAAP followed by the Company mainly come from depreciation expenses, gains on sale of fixed assets, provision for 10% undistributed retained earning tax, and EPS presentation.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 13

Chunghwa Telecom held investor conference for 1H08 operation results

Date of events: 2008/08/28

Contents:

1. Date of the investor/press conference: 2008/08/28

2. Location of the investor/press conference: Fl. 12, No. 21-3, Hsinyi Rd. Sec. 1, Taipei

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/chtir

4. Any other matters that need to be specified: none.

EXHIBIT 14

Clarification of the report that Chunghwa plans to invest in PCCW’s HKT in Hong Kong

Date of events: 2008/09/01

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/09/01

3. Content of the report: Chunghwa plans to invest in PCCW’s HKT in Hong Kong.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

Chunghwa will follow its internal procedures to evaluate each investment project and will make an official announcement after completion of the procedures. Currently, the company has no comment in this regard.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 15

Clarification of the report that Chunghwa plans to provide financial support to First International Telecom

Date of events: 2008/09/03

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2008/09/03

3. Content of the report: Chunghwa plans to provide financial support to First International Telecom.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

Chunghwa will follow its internal procedures to evaluate each investment, loaning, and guarantee. Chunghwa Telecom doesn’t have any discussion with the company and make any assessment in this regard.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 16

Announcement that Chunghwa purchased a piece of land with building from the National Property Administration

Date of events: 2007/10/23

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Land located at No. 52, 52-1, 52-2, sublot 3, lot Da-an, Da-an District, Taipei city.

2. Date of the occurrence of the event: 2007/10/23

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: 1,186 square meters, equivalent to 358.76 p’ing; building floors 3,116.25 square meters, equivalent to 942.66 p’ing; transaction price is NT$ 1,224,590,980.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): National Property Administration, Ministry of Finance.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Once clear payment

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Payment notification of National Property Administration dated 10th January, 2008; Board of Directors

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: To obtain complete ownership for property revitalization

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 17

Announcement of board-approved disposal of a piece of land to its subsidiary, yet abandoned by the counterparty

Date of events: 2007/12/25

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Land located at No. 211, sublot 4, lot Jin-hua, Da-an District, Taipei city.

2. Date of the occurrence of the event: 2007/12/25

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: 2,273 square meters, equivalent to 687.58 p’ing; Total price is NT$ 1,203,269,375.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Light Era Development Co., Ltd. 100% holding subsidiary of CHT.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: In order to promote the operational efficiency of real estate, Chunghwa established Light Era Development Co., Ltd. Chunghwa will release idle land to Light Era year by year to further create asset value.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): N/A

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: N/A

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: N/A

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 18

Clarification on the report of the Company’s unrealized valuation loss of the foreign derivative contract

Date of events: 2008/09/10

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2008/09/10

3. Content of the report: Chunghwa Telecom’s unrealized valuation loss of the foreign derivative contract minimized down to NT$1bn.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The Company entered into a foreign currency derivative contract in September 2007. The calculation for the mark to market unrealized valuation loss is based on factors including spot, volatility of exchange rate, interest rate spread, strike price and residual tenor of the contract. As the end of August 2008, valuation loss relating to the contract accumulated to NT$1.567bn.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 19

Chunghwa Telecom announced its unaudited revenue for August, 2008

Date of events: 2008/09/10

Contents:

1. Date of occurrence of the event: 2008/09/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of August 2008, total revenue decreased by 1.3% year-over-year to NT$15.75 billion. Operating income for the month was NT$4.91 billion, net income NT$5.30 billion, EPS NT$0.55. For the first eight months this year, total revenue was NT$124.54 billion, a 0.5% increase year-over-year. Operating income for the first eight months was NT$41.68 billion, net income NT$32.73 billion, EPS NT$3.42.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 20

Chunghwa Telecom

September 10, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Aug 2008

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
Aug	Invoice amount	17,728,898	18,137,466	(-)408,568	(-)2.25%
Aug	Invoice amount	141,271,728	141,633,480	(-)361,752	(-)0.26%
Aug	Net sales	15,749,223	15,963,690	(-)214,467	(-)1.34%
Aug	Net sales	124,541,624	123,966,275	(+)575,349	(+)0.46%

b	Trading purpose : None